FROM : PHONE NO. : FEB. 06 2002 11:22AM P2

P.E. 2/1/02

1047879

UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02013404

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

S.E.C. FEB 6 - 2002 1086

For the month of February 2002

Azteca Holdings, S.A. de C.V.
(Exact name of registrant)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Azteca Holdings, S.A. de C.V.
(Registrant)

Date: February 8, 2002

By: ______________________
Name: Othón Frías
Title: Attorney-in-Fact

By: ______________________
Name: Luis Ontiveros
Title: Attorney-in-Fact

011838.0000 NEW YORK 222303 v1


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Press Release

SOURCE: TV Azteca, S.A. de C.V.

Azteca Holdings Succeeds in Raising US$150 Million in The International Bond Market

MEXICO CITY, Feb. 1 /PRNewswire- FirstCall/ -- Azteca Holdings, S.A. de C.V., the controlling shareholder of TV Azteca (NYSE: TZA - news), announced today that it has successfully raised US$150 million face value in the international bond market.

Azteca Holdings will use US$126 million of the net proceeds to repurchase its outstanding 11% Senior Secured Notes due June 15, 2002.

The refinancing extends the maturity of the notes until July 15, 2003, at a coupon rate of 10.5%. New Average maturity for Azteca Holdings outstanding debt is 30 months, with all of its notes at fixed interest rates, providing the Company with a natural hedge on the event of financial markets volatility.

The balance of the net proceeds will be used to create a US$16.3 million interest reserve to cover the next two semiannual interest payments on the notes.

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Company Profiles

Azteca Holdings, S.A. de C.V. is a holding company whose principal asset is approximately 56 percent of the capital stock of TV Azteca.

TV Azteca is one of the largest producers of Spanish programming in the world, and one of two broadcast television companies in Mexico, operating two national television networks, Azteca 13 and Azteca 7, through 313 television stations located throughout Mexico. TV Azteca also operates a national broadcast television network in El Salvador. TV Azteca affiliates include Azteca America, a new broadcast television network focused on the rapidly growing US Hispanic market; Unefon, one of Mexico's leading cellular companies; and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Completion of any of the transactions discussed in this communication are subject to developments in the Mexican, US, and other debt or equity markets, interest rate fluctuations, foreign exchange fluctuations, conditions within the global media and telecommunications industries, Mexican governmental regulatory actions, and political developments within Mexico. Other risks that may affect TV Azteca or Azteca Holdings are identified in TV Azteca's Form 20-F, Azteca Holdings Form 20-F, and other filings with the US Securities and Exchange Commission.

- Investor Relations:
- Bruno Rangel
- Investor Relations
- TV Azteca, S.A. de C.V.
- 5255 5420 9167
- Mona Walsh
- The Dilenschneider Group
- New York
- 212 922 0900
- Media Relations:
- Oscar M. Arguelles Dorantes
- Director of Corporate Communications
- TV Azteca, S.A. de C.V.
- 5255 5420 1313, ext. 1585

SOURCE: TV Azteca, S.A. de C.V.

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